Revitalize P&G - Together

July 17, 2017

Disclosure Statement and Disclaimers

Additional Information

Trian Fund Management, L.P. (“Trian”) and certain of the funds and investment vehicles it manages (collectively, Trian with such funds, “Trian Partners”), together with other Participants, intend to file with the SEC a definitive proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2017 annual meeting of shareholders of The Procter & Gamble Company (the “Company”), including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “2017 Annual Meeting”). Information relating to the participants in such proxy solicitation (the “Participants”) has been included in a preliminary proxy statement filed by Trian Partners and the other Participants with the SEC on July 17, 2017 and in any amendments to that preliminary proxy statement. Shareholders are advised to read the definitive proxy statement and any other documents related to the solicitation of shareholders of the Company in connection with the 2017 Annual Meeting when they become available because they will contain important information, including additional information relating to the Participants. When completed and available, Trian Partners’ and the other Participants’ definitive proxy statement and a form of proxy will be mailed to shareholders of the Company. These materials and other materials filed by Trian Partners and the other Participants in connection with the solicitation of proxies will be available at no charge at the SEC’s website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by Trian Partners and the other Participants with the SEC will also be available, without charge, by directing a request to Trian Partners’ proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 (Shareholders call toll-free: 877-750-8338; Banks and Brokers call collect: 212-750-5833; or email (Requests for materials only): material@innisfreema.com).

General Considerations

This presentation is for general informational purposes only, is not complete and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. The views expressed in this presentation represent the opinions of Trian Partners and are based on publicly available information with respect to the Company and the other companies referred to herein. Trian Partners recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead such companies to disagree with Trian Partners’ conclusions. Certain financial information and data used herein have been derived or obtained from filings made with the SEC or other regulatory authorities and from other third party reports. Trian Partners has not sought or obtained consent from any third party (other than the individuals who have provided the testimonials included at the end of this presentation) to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. Trian Partners does not endorse third-party estimates or research which are used in this presentation solely for illustrative purposes. No representation or warranty, express or implied, is made that data or information, whether derived or obtained from filings made with the SEC or any other regulatory agency or from any third party, are accurate. Past performance is not an indication of future results. Neither the Participants nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any third party, SEC or other regulatory filing or third party report. Unless otherwise indicated, the figures presented in this presentation have not been calculated using generally accepted accounting principles (“GAAP”) and have not been audited by independent accountants. Such figures may vary from GAAP accounting in material respects and there can be no assurance that the unrealized values reflected in this presentation will be realized. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of the opportunities identified by Trian Partners herein are based on assumptions that Trian Partners believes to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security. Trian Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Trian Partners disclaims any obligation to update the data, information or opinions contained in this presentation.

Disclosure Statement and Disclaimers

Forward-Looking Statements

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Concerning Intellectual Property

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Revitalize P&G – Together

The following pages summarize our view of the challenges facing Procter & Gamble and why adding Nelson Peltz to the P&G Board will help address these challenges. We look forward to sharing our comprehensive White Paper as we get closer to P&G's 2017 Annual Meeting of Shareholders

What's Happening at P&G?

- Over the past decade, P&G's total return to shareholders was less than half that of its peers and has been in the bottom quartile over most recent time frames
- P&G's market share has deteriorated across most categories on a global and local basis over the past 5 years
- P&G has excess cost and bureaucracy, which management acknowledges but has not sufficiently addressed

What is Trian Advocating For?

- Add Nelson Peltz to the Board of Directors
- Companies in the consumer industry with Nelson Peltz on the Board show significantly improved performance, materially better earnings growth and total shareholder returns

What Trian is NOT Pushing For

Trian believes strongly in P&G's potential, and as a long-term shareowner, its objective is to create sustainable long term shareholder value for all P&G shareholders. That means that Trian is:

- NOT advocating for the break-up of the Company
- NOT suggesting that the CEO be replaced
- NOT seeking to replace directors
- NOT advocating taking on excessive leverage
- NOT seeking to cut pension benefits
- NOT suggesting that research & development, marketing expense or capital expenditures be reduced

Weak Total Shareholder Returns (“TSR”)

P&G's TSR Has Been Weak Relative to Benchmarks Across Timeframes

TSR – 10-Year


210%
171%
97%
93%
Peers
Consumer Staples Index
S&P
P&G

TSR – 5-Year


118%
102%
90%
67%
Peers
S&P
Consumer Staples Index
P&G

TSR – 4-Year


67%
64%
56%
30%
Peers
S&P
Consumer Staples Index
P&G

TSR – 3-Year


48%
39%
35%
23%
Peers
Consumer Staples Index
S&P
P&G

TSR – 2-Year


31%
27%
23%
22%
Peers
Consumer Staples Index
S&P
P&G

TSR – 1-Year


21%
15%
11%
10%
S&P
Peers
P&G
Consumer Staples Index

Source: Capital IQ. Total shareholder return (TSR) measured through June 15, 2017, one day before rumors surfaced of Trian seeking Board representation.

Note: TSR calculated as if an investor had purchased one share of stock on the first day of the measured period and thus it includes the pro rata return of any spun-off segments (if relevant).

Peers include Beiersdorf, Church & Dwight, Clorox, Colgate, Edgewell Personal Care, Henkel, Kimberly-Clark, L'Oreal, Reckitt Benckiser and Unilever. The same peer set will be used throughout this presentation unless otherwise noted.

"Consumer Staples Index" is represented by The Consumer Staples Select Sector SPDR Fund (XLP).

TSR Has Trailed the Vast Majority of Peers

TSR – 10-Year



Church & Dwight Co., Inc. 402%
Reckitt Benckiser 289%
Henkel 278%
Unilever 276%
Clorox 195%
Colgate-Palmolive 189%
Kimberly-Clark 174%
Consumer Staples 171%
L'ORÉAL 155%
Beiersdorf 101%
S&P 97%
P&G 93%
Edgewell Personal Care 39%

TSR – 5-Year



Reckitt Benckiser 175%
Henkel 162%
Unilever 141%
L'ORÉAL 126%
Clorox 123%
Church & Dwight Co., Inc. 120%
S&P 102%
Beiersdorf 93%
Consumer Staples 90%
Kimberly-Clark 89%
Edgewell Personal Care 84%
Colgate-Palmolive 68%
P&G 67%

TSR – 4-Year



Reckitt Benckiser 97%
Church & Dwight Co., Inc. 86%
Unilever 85%
Clorox 84%
Henkel 78%
S&P 64%
L'ORÉAL 62%
Consumer Staples 56%
Kimberly-Clark 54%
Beiersdorf 49%
Colgate-Palmolive 42%
Edgewell Personal Care 34%
P&G 30%

Source: Capital IQ. TSR measured through June 15, 2017, one day before rumors surfaced of Trian seeking Board representation.

Note: TSR calculated as if an investor had purchased one share of stock on the first day of the measured period and thus it includes the pro rata return of any spun-off segments (if relevant). "Consumer Staples" is represented by The Consumer Staples Select Sector SPDR Fund (XLP).

TSR Has Trailed the Vast Majority of Peers (Cont'd)

TSR – 3-Year



Unilever 76%
Reckitt Benckiser 69%
Clorox 69%
Church & Dwight Co., Inc. 62%
L'ORÉAL 55%
Henkel 55%
Consumer Staples 39%
S&P 35%
Beiersdorf 34%
Kimberly-Clark 32%
P&G 23%
Colgate-Palmolive 20%
Edgewell Personal Care 11%

TSR – 2-Year



Unilever 63%
Reckitt Benckiser 47%
Clorox 41%
Church & Dwight Co., Inc. 34%
Kimberly-Clark 31%
Consumer Staples 27%
Beiersdorf 26%
Henkel 24%
S&P 23%
Colgate-Palmolive 22%
P&G 22%
L'ORÉAL 20%
Edgewell Personal Care (3%)

TSR – 1-Year



Unilever 42%
Henkel 26%
Beiersdorf 22%
S&P 21%
Reckitt Benckiser 20%
L'ORÉAL 19%
P&G 11%
Church & Dwight Co., Inc. 10%
Consumer Staples 10%
Colgate-Palmolive 9%
Clorox 9%
Kimberly-Clark 2%
Edgewell Personal Care (5%)

Source: Capital IQ. TSR measured through June 15, 2017, one day before rumors surfaced of Trian seeking Board representation.

Note: TSR calculated as if an investor had purchased one share of stock on the first day of the measured period and thus it includes the pro rata return of any spun-off segments (if relevant). "Consumer Staples" is represented by The Consumer Staples Select Sector SPDR Fund (XLP).

Deteriorating Market Share

Deteriorating Market Share on Global and Local Basis Over Past 5 Years

% of Country-Category Pairs in Top 20 Markets Losing Market Share – Last 5 Years



75%
55%
75%
68%
Tissue & Hygiene
Home Care
Beauty & Personal Care
Total P&G(1)

Source: Euromonitor International and Consumer Edge research. Category groupings defined as Tissue & Hygiene, Home Care and Beauty & Personal Care.
(1) Weighted average country-category market share performance measured in retail value per Consumer Edge research.

Organic Sales Growth Has Trailed Peers



Organic Sales Growth CAGR – Last 5 Fiscal Years
6.2%
5.2%
4.7%
4.6%
4.1%
3.9%
3.7%
3.5%
3.5%
2.2%
(0.4%)
Peer Avg: 3.9%
Unilever
(ex-Food)
COLGATE-PALMOLIVE
(ex-Pet Nutrition)
Beiersdorf
(Consumer)
Reckitt Benckiser
Kimberly-Clark
(ex-Professional)
Henkel
(ex-Adhesive)
L'ORÉAL
(Consumer Products)
CLOROX
CHURCH & DWIGHT CO., INC.
P&G
Edgewell PERSONAL CARE

Source: SEC filings and annual reports.

Organic Sales Growth Has Deteriorated Over The Last 5 Years


P&G Organic Sales Growth (% year-over-year)
2011-2016 CAGR: 2.2%
4%
3%
3%
3%
2%
0%
2%
2006-2011 CAGR
2012
2013
2014
2015
2016
YTD 2017

Source: Company SEC filings.
Note: Organic sales growth measures underlying sales growth excluding the effects of foreign exchange and M&A.
P&G fiscal year ends June 30.

Volume Growth Has Been Worst-in-Class

Indexed Organic Volume Growth


P&G
Peers
100%
104%
107%
110%
113%
115%
100%
102%
105%
104%
103%
-1,200bps
2011
2012
2013
2014
2015
2016

Unilever (ex-Food)	**6.4%**	**5.6%**	**1.6%**	**2.9%**	**1.5%**
Henkel (ex-Adhesive)	**1.3%**	**3.8%**	**3.8%**	**1.8%**	**3.5%**
Colgate (ex-Pet)	**3.5%**	**5.5%**	**3.5%**	**1.5%**	**1.5%**
Clorox	**2.0%**	**0.0%**	**1.0%**	**2.0%**	**4.0%**
Church & Dwight	**6.3%**	**3.8%**	**4.4%**	**3.1%**	**3.1%**
Kimberly-Clark (ex-Professional)	**3.0%**	**3.2%**	**2.2%**	**4.2%**	**2.4%**
Average	**3.7%**	**3.6%**	**2.7%**	**2.6%**	**2.7%**
P&G	**0.0%**	**2.0%**	**3.0%**	**(1.0%)**	**(1.0%)**

Source: SEC filings and annual reports for each company's fiscal year end.
Note: Excludes Reckitt Benckiser, Edgewell Personal Care, L'Oreal Consumer Products and Beiersdorf Consumer due to lack of volume disclosure.

P&G is Losing Market Share at the Local Level Across Businesses

- **Market shares are down in 68% of the top 20 country-category pairings**
- **Losing share in 14 of top 20 countries over the past 5 years, and 18 of top 20 countries over the past 3 years**
- **Losing market share in every category on a global basis over the past 5 and 3 year periods**

			Value Share Market Share Gain / (Loss)							
			Tissue & Hygiene		Home Care		Beauty & Personal Care			
Country	Retail Sales ($b)	% Sales	5 Yr	3 Yr	5 Yr	3 Yr	5 Yr	3 Yr		
USA	$29,504	34%	(0.1%)	0.3%	0.2%	0.0%	(2.6%)	(1.6%)		
China	$8,789	10%	(0.8%)	(1.7%)	(0.4%)	(0.2%)	(3.6%)	(2.6%)		
United Kingdom	$3,815	4%	0.9%	0.8%	(2.6%)	(1.7%)	(0.9%)	(1.0%)		
Japan	$3,762	4%	(0.1%)	(0.0%)	5.1%	2.7%	0.1%	0.1%		
Canada	$2,703	3%	0.1%	0.2%	2.7%	0.6%	(0.9%)	(0.9%)		
Germany	$2,572	3%	(0.9%)	(0.3%)	(1.0%)	(0.6%)	(0.9%)	(1.2%)		
Brazil	$2,530	3%	0.4%	(0.6%)	(0.2%)	(1.6%)	0.5%	0.2%		
Russia	$2,231	3%	(2.9%)	(2.3%)	(6.6%)	(6.9%)	(0.9%)	(0.5%)		
Italy	$2,115	2%	(0.0%)	(0.3%)	(0.4%)	0.2%	(0.8%)	(0.5%)		
France	$2,077	2%	(1.0%)	(2.3%)	(0.1%)	(0.1%)	(0.1%)	(0.0%)		
Spain	$1,672	2%	(2.5%)	(1.1%)	(0.8%)	(0.6%)	(0.2%)	(0.3%)		
Mexico	$1,632	2%	(4.4%)	(4.1%)	0.0%	0.2%	(0.3%)	(0.4%)		
India	$1,414	2%	(1.8%)	(3.7%)	(0.4%)	(0.2%)	(0.9%)	(0.6%)		
Philippines	$1,169	1%	(1.2%)	0.2%	1.7%	1.3%	0.1%	(0.2%)		
Argentina	$1,088	1%	(1.8%)	(0.9%)	3.0%	0.2%	0.6%	0.4%		
Turkey	$1,072	1%	1.9%	(1.0%)	1.6%	1.5%	(1.1%)	(0.8%)		
Saudi Arabia	$1,002	1%	(2.0%)	(2.4%)	(7.3%)	(1.2%)	0.2%	0.3%		
Poland	$823	1%	(4.2%)	(2.6%)	3.0%	1.0%	(1.6%)	(0.6%)		
Egypt	$644	1%	2.2%	(0.3%)	(4.0%)	(3.9%)	(0.1%)	0.4%		
South Korea	$579	1%	(0.6%)	(0.2%)	3.5%	1.0%	(1.0%)	(0.5%)		
Global P&G	**$86,557**		**(0.5%)**	**(0.5%)**	**(0.0%)**	**(0.2%)**	**(1.7%)**	**(1.2%)**		
									Total P&G	
									5 Yr	**3 Yr**
Country-Category Pairs Losing Share			**15**	**16**	**11**	**10**	**15**	**15**	**41**	**41**
Total # of Country-Category Pairs			**20**	**20**	**20**	**20**	**20**	**20**	**60**	**60**
% Losing Share			**75%**	**80%**	**55%**	**50%**	**75%**	**75%**	**68%**	**68%**

Source: Euromonitor International Limited 2017 © and Consumer Edge research. Category groupings defined as Tissue & Hygiene, Home Care and Beauty & Personal Care. The incorporated Euromonitor data has been independently researched as part of its annual Passport research process. Euromonitor makes no representations about the suitability of this data for investment decisions.

Note: Figures highlighted in red indicate market share loss.

Excessive Cost and Bureaucracy

Efforts to Reduce Expenses Have Not Created Value

In 2012, P&G announced a $10bn productivity plan

Today, P&G claims that they over-achieved against this target[1]

Of the $10bn, P&G claims that $7bn was offset by foreign exchange (FX)[2] and the rest was reinvested



$3bn reinvested in business
$7bn lost to FX

However, the remaining +$3bn of savings did not drive sales or profit

Volume Growth (%)



0%
2%
3%
(1%)
(1%)
2012
2013
2014
2015
2016

5-Year CAGR
P&G: 0.6%
Peers: 3.0%

Operating Profit ($bn)



$14.2
$14.0
$14.3
$14.7
$13.9
$14.0
2011
2012
2013
2014
2015
2016

5-Year CAGR
P&G: (0.1%)
Peers: 5.6%

Source: SEC filings, investor presentations, transcripts, Wall Street research.
(1) Deutsche Bank Global Consumer Conference (June 15, 2017). (2) Deutsche Bank Global Consumer Conference (June 16, 2016).
(2) Peers include Beiersdorf, Church & Dwight, Clorox, Colgate, Edgewell Personal Care, Henkel, Kimberly-Clark, L’Oreal, Reckitt Benckiser and Unilever, where data is available.

New Expense Reduction Initiatives Require Additional Accountability

While P&G has identified an incremental $10-$13 billion of savings, Trian is concerned that this initiative could be as ineffective as the 2012 productivity program in driving sales growth, earnings growth and shareholder value creation

> **"Looking ahead, while the company's guidance for up to $10bn in incremental cost savings through FY21 looks compelling at face value, we believe a majority of these savings will need to be reinvested in the business in order to drive organic top-line growth in its increasingly competitive categories, limiting the potential for outsized earnings growth." – *JP Morgan, 5/22/2017***

Source: Wall Street research.

Overly Complex Organizational Structure

COMPLEXITY = Less Accountability + Lower Sales Growth + Higher Cost

- **P&G's organizational structure is highly "matrixed," which Trian believes adds complexity and impedes accountability, growth and efficiency**
- **The current P&G structure consists of three distinct organizations: Global Business Units (GBUs), Selling and Market Operations (SMOs) and Corporate Functions.[(1)] While P&G tells investors that GBUs "own the P&L," Trian believes this is overstated as the leaders of the SMOs and Corporate Functions do not report to the GBU leaders**
- **Rather than "owning" the P&L, we believe GBUs are "allocated" significant costs from functions and corporate over which they have little or no control. In our experience, when there is not clear control over the P&L, there is excessive cost and bureaucracy**
- **P&G acknowledges that the structure is complex and promises more "end-to-end" responsibility and local autonomy. However, despite numerous modifications to the structure over time, including changes implemented over the past two years, we believe the structure continues to rely on a web of "straight line / dotted line" reporting relationships. Moreover, market share losses have persisted despite these past structural changes**
- **We note that many of P&G's competitors operate with a geographic-led model, which inherently clarifies P&L responsibility, gives the division owner broader operational control and enhances local decision-making and coordination across both functions and categories. We believe this structure is also advantaged as it relates to the growing importance of local brands, small brands and channel divergence**
- **Regardless of whether P&G is organized by geography or GBU, Trian believes the structure must ensure that leaders are given the power required to truly control their destiny with strong rewards for success and clear consequences for poor results**

(1) GBUs are defined by category (i.e., Hair Care, Skin and Personal Care, Grooming, Oral Care, Personal Health Care, Fabric Care, Home Care, Baby Care, Feminine Care, Family Care).
Selling and Market Operations are responsible for sales execution at a regional and local level.
Corporate Functions includes activities such as human resources, strategy, finance and IT, among others, and were created to support the businesses and create efficiencies.

Adding Nelson Peltz to the P&G Board Will Help P&G Address Its Challenges

Long Track Record of Value Creation in the Consumer Sector

- **Trian has worked closely with numerous companies across the consumer landscape, and has demonstrated a consistent track record of value creation with numerous corporate and brand turnarounds**

	Trian's Engaged Consumer Investments	…Where Nelson Peltz Has Served on the Board
EPS Growth vs. S&P 500(1)	+360bps (annual EPS growth differential)	+780bps (annual EPS growth differential)
Company TSR vs. S&P 500(2)	+560bps (annual TSR outperformance)	+880bps (annual TSR outperformance)

- **Most importantly, we seek to help our portfolio companies achieve value creation through improved operating performance:**
  - Re-allocating corporate resources to improve top-line growth and market share performance
  - Increasing investments to enhance and protect the company's long-term strategic positioning
  - Reducing costs/overhead in areas that impede the company's ability to compete effectively

Note: "Trian's Engaged Consumer Investments" include all of Trian's food, beverage, restaurant, and retail-focused portfolio companies across all of our equity investment vehicles since inception that were held for one year or longer and where Trian also (x) had a designee or nominee on the Board, (y) was a Schedule 13D filer, and/or (z) wrote a "white paper" and met with management. Such investments do not represent all of the investments purchased or sold for Trian's clients and it should not be assumed that any or all of these investments were or will be profitable.

(1) Represents average annual adjusted EPS growth outperformance for Trian's Engaged Consumer Investments vs. the S&P 500's annual EPS growth during the time that Trian held the investments. Reference to the S&P 500 here shall mean the S&P 500 Total Return Index, which includes the price changes of all underlying stocks and all dividends reinvested. S&P 500 data is obtained from Bloomberg using the SPX ticker with the inclusion of dividend re-investment. We highlight the S&P 500 here only as a widely recognized index, however, for various reasons the performance of the index and that of Trian's Engaged Consumer Investments may not be comparable. While Trian believes that earnings per share growth at Trian's Engaged Consumer Investments was attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Trian's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Trian's efforts and what may have been attributable to other factors. This presentation does not provide the performance of Trian's funds or the performance of individual fund investments.

(2) Represents average total shareholder return (TSR) outperformance for the relevant companies vs. the S&P 500's TSR from the date of Trian's first purchase through the earlier of June 20, 2017 or the last day that the company's shares were publicly traded. The TSR analysis reflects the change in the stock price of each company plus the effect of dividends received over the relevant time period. The TSR outperformance figures should not be construed as an indication of the performance of the funds managed by Trian and it should not be assumed that any or all of Trian's Engaged Consumer Investments were or will be profitable in any of the funds managed by Trian.

Trian: A Highly Engaged Shareowner

- **Trian Overview**
  - Founded in November 2005 by Nelson Peltz, Peter May, and Ed Garden
  - Investment management firm with total AUM of $12.7 billion and Callable Commitments of $900 million.*
  - Focused on buying large stakes in high quality companies where we see significant long-term potential and working collaboratively with management and boards to optimize strategy, operations and value creation
  - Simple goal of ensuring that companies function with a strong ownership mentality. Trian encourages management teams and boards to operate as if wearing “bifocals,” with a watchful eye on the near-term but the primary focus always to maximize long-term value
  - Trian’s Principals have substantial operating and financial experience, and have served on numerous corporate boards

• As of 7/1/17. Callable Commitments refers to the portion of subscriptions to a Trian co-investment vehicle formed to co-invest with other funds managed by Trian that is not currently invested. There is no guarantee that the full amount of these commitments will be drawn down during the life of the fund

Selected Current and Former Trian Investments

The Wendy's Company ▲	Heinz ▲	Cadbury	Dr Pepper Snapple Group, Inc.	Tiffany & Co. ▲	kraft foods
Mondelēz International ▲	Legg Mason ▲	Family Dollar ▲	State Street	Domino's Pizza	Ingersoll Rand Inspiring Progress ▲
Allegion	Lazard	IHG InterContinental Hotels Group	PepsiCo ▲	Danone	DuPont
	BNY Mellon ▲	Pentair ▲	GE	Sysco ▲	

▲ = *Portfolio companies of which a Trian partner or designee serves or served on the Board*

Note: The companies shown on this page reflect all of the investments made by Trian since Trian’s inception in November 2005 through June 2017: (i) for which Trian has filed a Schedule 13D or 13G or made a similar non-U.S. filing or other notification with respect to its investment in the company; or (ii) that were or are a publicly disclosed position in which funds managed by Trian invested approximately $700 million or more of capital (the representative size of Trian’s current core investments) and where Trian (x) had a designee or nominee on the Board and/or (y) wrote a “white paper” and met with management. The companies shown on this page do not represent all of the investments purchased or sold for Trian’s clients and it should not be assumed that any or all of these investments were or will be profitable.

What Differentiates Trian

Long-Term

- Average ***investment horizon of >5 years*** when a Trian Partner joins a board, longer than the holding period of most equity mutual funds(1)
- ~7 years when Nelson Peltz joins the board
- Stable "blue-chip" capital base, with substantial amount of capital locked up for multiple years

Operations & Strategy Focused

- Focused on optimizing long-term strategy and income statement performance
- Track record ***investing in growth, including R&D, marketing and capex,*** and ***driving earnings improvement***

Highly Collaborative Engagement with Management & Boards

- Several former CEOs and Directors that we've worked with serve as Trian Advisory Partners; many more serve as references
- Having been in the CEO seat, we ***appreciate that change does not happen overnight***

(1) MFS White Paper Series, "Lengthening the Investment Time Horizon," July 2016.

Management Testimonials

Investment: 2006 - 2013	**Bill Johnson (CEO from 1998-2013)**: "I said to another CEO…who had called me and inquired about Nelson, that if I were to form the board today, Nelson would be one of the first directors I'd ask to serve because he is an insightful, communicative, enthusiastic, energetic and available director."– CEO Magazine, March 2008 **Dennis Reilley (Director of HJ Heinz from 2005-2013, Former CEO of Praxair)**: "Nelson Peltz seeks to understand other points of view as much as he seeks to be heard. He is an active listener. Having been a CEO, Nelson also has a healthy respect for the difficulties and challenges of leading large public companies… When he joined the Heinz board, for example, he felt the company was not spending enough money on brand positioning, which he believed would hurt the company long term… Nelson is collaborative by nature – he is always searching for the best ideas. That makes him a great change agent."
Investment: 2008 - 2010	**Larry Young (CEO from 2008-Today)**: "I deeply admire Nelson's energy, not to mention his smarts and candor. He helped us strengthen our board and provided valuable insights into Snapple and several of our carbonated soft drinks, which he once owned. Nelson and I share a lot of the same business principles, like "cash is king." I think more shareholders and board members should be like Nelson Peltz and Trian – engaged, innovative and working towards improving a company's operations."
Investment: 2012 - Today	**Irene Rosenfeld (CEO from 2007-Today)**: "Nelson is a valued and very constructive director who has made significant contributions to our board processes and business decisions. He has a sharp eye for changing consumer trends and willingly shares his ideas and best practices from his deep knowledge and extensive operating experience in the consumer goods industry."
Investment: 2005 - Today	**Emil Brolick (CEO from 2011-2016)**: "Nelson Peltz and Trian have played an important role in Wendy's brand transformation and financial improvement. I greatly value the thought leadership and strategic insight that Nelson and the Trian team provide. Nelson and Trian are passionate advocates for the brand's growth and success. We work collaboratively on key strategic decisions and our company benefits from Trian's insight on financial and global opportunities."
Investment: 2006 - 2010	**Todd Stitzer (CEO from 2003-2010)**: "I have known Nelson for approximately 15 years. He is focused on one thing – creating shareholder value. While he can sometimes seem impatient, he is willing to roll up his sleeves and get involved in support of management teams. He is focused on helping to develop creativity and innovation within organizations and is a proponent of revenue growth with financial discipline. He and the team at Trian have created a lot of value over the years at a number of large cap companies."
Investment: 2013 - Today	**Ed Breen (CEO from 2015-Today)**: "I have the highest regard for Nelson Peltz and Ed Garden. Since becoming CEO of DuPont I have talked many times with the Trian team and appreciate their insight on strategy and operations."